Exhibit 99.1
Kingsway announces the completion of the sale of Jevco and preliminary 4th Quarter Results.
TORONTO, Mar. 29, 2010/PRNewswire-FirstCall/ — Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced today that the sale of Jevco Insurance Company to The Westaim Corporation previously announced on January 25, 2010, has been completed. The Company also announced preliminary results for the 4th Quarter of 2009 and changes to Shareholders’ equity as at December 31st 2009. These preliminary results are unaudited and subject to further review by management. The Company plans to release audited annual financial results on March 31st, 2010.
Jevco
The sale of 100% of Jevco was completed on March 29th, 2010.
The aggregate purchase price paid by Westaim to the Company in respect of the sale is approximately $264.2 million, subject to certain adjustments set out in the purchase agreement between the Company and Westaim.
A portion of the proceeds of sale will be used to purchase sufficient Company indebtedness to ensure that it continues to satisfy all financial covenants contained in bond agreements to which the Company and its affiliates are party.
In connection with the completion of the sale, CIBC World Markets Inc. has acted as financial advisor to the Board of Directors of the Company, Ogilvy Renault LLP has acted as legal counsel to the Company.
Preliminary Results
At September 30th Shareholders’ equity was $274.1 million and book value per share was $5.31. After the sale of Jevco and the preliminary results for the 4th Quarter the Shareholders’ equity at December 31st is expected to be reduced by approximately $105 million or $1.95 per share, primarily as a result of the following:

• Write down of Jevco	$37 million	$0.69 loss per share
• 4th Quarter 2009 Operating Loss	$39 million	$0.72 loss per share
• Investment mark-to-market decline	$12 million	$0.22 loss per share
• Other declines in Shareholders’ equity	$17 million	$0.32 loss per share
Write Down of Jevco
The fourth quarter results will include a $37 million write down of the book value and goodwill associated with Jevco to reflect the fair market value of the sale to Westaim.
4th Quarter 2009 Operating Loss
The Company estimates that it will record an operating loss of at least $39 million or an operating loss per share of $0.72, for the quarter which will include:
•	$28 million loss in the US operations attributable to legacy claim issues associated with the Universal Casualty Company business ($21 million) and historical commercial products ($7 million) that we have taken steps to resolve. Other units, including U.S. Security Insurance Company and Mendota Insurance Company, continue to perform at an acceptable level.

•	$11 million represents additional operating losses

Investment Portfolio
Shareholders’ equity as at December 31st will be impacted by a $12 million or $0.22 per share mark to market decline in the company’s investment portfolio. The mark to market decline is temporary and is a result of lower bond prices at year end which have since mainly reversed. As of March 26th the investment portfolio had increased by $8 million or $0.16 per share. The decline in value at the year-end is reflected in other comprehensive income.
2010 Transactions

• Investment mark-to-market gain	$8 million	$0.16 gain per share
• Gain on repurchase of Debt	$16 million	$0.30 gain per share
As previously disclosed the company will be repurchasing debt simultaneously with the sale of Jevco. The company has now entered into contingent contractual trades of approximately $85 million of par value and expects to record a gain on the purchase of approximately $16 million or $0.30 per share in the 1st Quarter 2010.
Annual General Meeting of Shareholders
The date for the annual general meeting of shareholders has been rescheduled to 10:00am on Thursday May 27th, 2010.
About the Company
Kingsway Financial Services Inc. (“Kingsway” or “the Company”) focuses on non-standard automobile insurance in the United States of America. Kingsway’s primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.
Forward-Looking Statements
This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “intend”, “forecast” or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Kingsway’s securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or Kingsway’s website at www.kingsway-financial.com. Except as expressly required by applicable securities law, Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.